Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS SECOND QUARTER 2013 RESULTS

SIGNIFICANT CAPITAL AND OPERATING COST REDUCTIONS ANNOUNCED

2013-2015 PRODUCTION GUIDANCE MAINTAINED

Toronto (July 24, 2013) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported a quarterly net loss of $24.4 million, or $0.14 per share for the second quarter of 2013.  This result includes a non-cash foreign currency translation gain of $11.1 million ($0.06 per share), non-cash stock option expense of $4.3 million ($0.02 per share), non-cash impairment loss on available for sale securities and mark-to-market loss on warrants of $20.5 million ($0.12 per share) and other non-recurring expense of $6.1 million ($0.03 per share) mostly relating to the Kittila maintenance shutdown.  Excluding these items would result in an adjusted net loss of $4.6 million, or $0.03 per share.  In the second quarter of 2012, the Company reported net income of $43.3 million, or $0.25 per share.

The financial results in the current quarter were negatively impacted by the much lower production from the Kittila mine due to a previously announced extended maintenance shutdown during the quarter.  Consequently, the costs incurred by Kittila exceeded revenues during this period.  The Company’s quarterly performance was also impacted by negative settlement adjustments for byproduct metals at LaRonde and Pinos Altos, mainly due to silver prices that were 35% lower during the second quarter than in the preceding quarter.  Outside of the shutdown at Kittila, the Company’s operating performance was in line with its expectations.

For the first six months of 2013, the Company reported a net loss of $0.5 million, or nil per share.  This compares with the first six months of 2012 when net income was $121.8 million, or $0.71 per share.  Financial results in the 2013 period were negatively impacted by lower commodity prices and the Kittila shutdown in the second quarter, as discussed above.

Second quarter 2013 cash provided by operating activities was $75.3 million ($63.6 million before changes in non-cash components of working capital), compared to cash provided by operating activities of $194.1 million in the second quarter of 2012 ($142.0 million before changes in non-cash components of working capital).

For the first six months of 2013, cash provided by operating activities was $221.4 million ($198.1 million before changes in non-cash components of working capital), as compared with the first half of 2012 when cash provided by operating activities was $390.6 million ($323.3 million before changes in non-cash components of working capital).

The lower net income and cash provided by operating activities in 2013 was primarily due to lower realized metal prices and an extended maintenance shutdown at Kittila, as described above.

“Production for the second quarter was in line with our expectations, and we anticipate meeting our 2013 guidance with stronger second half production expected at LaRonde, Kittila and Meadowbank, and the planned start of production at Goldex,” said Sean Boyd, President and Chief Executive Officer.  “Given the current low gold price environment, we are in the process of reviewing all aspects of our business.  Today we are announcing capital and other costs reductions of approximately $50 million for the remainder of 2013.  Additionally, we estimate that 2014 capital expenditures at existing mines and projects will be in excess of $200 million lower than our previous estimate of approximately $600 million.  In spite of these cost reductions and spending deferrals, our growth profile in 2014 and 2015 remains intact.  “ added Mr. Boyd.

Operating highlights include:

•                  Second quarter 2013 production and costs in line with expectations — Production is expected to be stronger in the second half of the year with lower cash costs, and improved cash flow.  Production and cost performance for the first half of the year has been in line with Company expectations, given the previously announced maintenance shutdown at Kittila and mine sequencing during the year.  2013 production guidance remains at between 970,000 and 1,010,000 ounces of gold at total cash cost per ounce of $735 to $785.

•                  Kittila autoclave restarted after completion of extended maintenance program — Throughput and recoveries already at normal steady state levels.  Autoclave modifications are expected to improve availability over time.

•                  All aspects of business under review in the context of the current gold price environment — Focus on reducing exploration spending, mine optimization aimed at reducing operating and capital costs, and evaluation of metal price assumptions used to calculate reserves and resources.

•                  On track to meet production guidance of approximately 1.2 million ounces of gold by 2015

•                  Capital and cost reductions of approximately $50 million in 2013 and $250 million in 2014

•                  La India commissioning on track for year-end 2013 — Project remains on schedule and on budget

Payable gold production1 in the second quarter of 2013 was 224,089 ounces, including 5,389 ounces from Kittila, compared to 265,350 ounces in the second quarter of 2012   The lower level of production in the 2013 period was primarily due to the extended maintenance shutdown at Kittila. A description of the production and cost performance for each mine is set out below.

Given that the Kittila autoclave operated for only 14 days in the second quarter, the impact of its expenditures is excluded from total cash costs per ounce calculations.  On that basis, total cash costs per ounce for the second quarter of 2013 were $785 per ounce.  This compares with $660 per ounce in the second quarter of 2012.  The higher cash cost per ounce in 2013 was largely attributable to lower byproduct revenue at LaRonde and Pinos Altos.

Payable gold production for the first half of 2013 was 461,064 ounces, including 48,534 ounces from Kittila, compared to payable gold production of 520,305 ounces in the comparable 2012 period, of which almost 82,000 ounces were from Kittila.

For the first half of 2013, total cash costs were $762 per ounce, excluding the second quarter impact of Kittila.  This compares with $628 per ounce in the first six months of 2012 (including the Kittila operations).  The lower production and higher costs in 2013 are due to the factors that impacted the second quarter, as mentioned above.

Production is expected to be stronger in the second half of 2013 due to resumption of production at Kittila, increased production at Creston Mascota, the ongoing ramp up of production from the deeper and richer levels of LaRonde, higher expected grades at Meadowbank, and the planned start of production at Goldex.

Agnico Eagle’s production guidance for 2013 remains unchanged at 970,000 to 1,010,000 ounces of gold.  Expected total cash costs per ounce are also unchanged at $735 to $785.  For the full year 2013, expected all-in sustaining costs2 remain approximately $1,100 per ounce.

In 2014, Agnico Eagle expects to have significant production growth from LaRonde (due to anticipated improvement in grades), Goldex (due to a planned full year of operations) and La India (due to the expected start of commercial production in 2014).  The

1  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2  All-in sustaining cost is a non-GAAP measure. The Company calculates all-in sustaining costs as the sum of total cash costs (net of byproduct credits), sustaining capital expense, corporate, general and administrative expense (net of stock option expense) and exploration expense.  The Company’s methodology for calculating all-in sustaining costs may not be similar to methodology used by other gold producers that disclose all-in sustaining cost. The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in circumstances where the World Gold Council adopts formal industry guidelines regarding this measure.

Company expects payable gold production to be in the range of 1,100,000 ounces to 1,140,000 ounces as previously announced in the Company’s February 14, 2013 news release.

In 2015, further production growth is expected from LaRonde (due to higher grades) and Pinos Altos (due to anticipated mill optimization) with payable gold production expected to exceed 1,200,000 ounces, also as forecasted in the February 14, 2013 news release.

Review of Business Activities — Adjusting to a Lower Gold Price Environment

Given the recent decline in the gold price, the Company has initiated on a business review in order to optimize the asset base and enhance shareholder value.  The Company is taking a measured approach to this process with both immediate and longer term cost reductions under consideration.

Optimization of Mine Plans

All mine plans are being reviewed with the goal of reducing capital and operating costs on an ongoing basis.  For 2013, capital spending is now expected to be $597 million, a reduction of $24 million from the amount announced in the April 25, 2013 news release.  This optimization program is not expected to have an impact on the gold production guidance for the 2013 to 2015 period.

Strategic Review of Exploration Activities

All regional exploration programs, minesite and joint venture activities are currently undergoing a process of prioritization.  As a result, the 2013 exploration budget of $92 million has been reduced by approximately 22% to $72 million.  Exploration spending for 2014 is expected to be approximately $50 million (including approximately $20 million of capitalized exploration expenses), which is a significant reduction from historical levels of approximately $100 million.

Review of Metal Price Assumptions Used to Develop Mine Plans

The Company plans to review the metal price assumptions used to calculate its cutoff grades and its mine plans.  At lower gold prices, the cutoff grade typically rises.  With higher grades expected to be delivered for processing, the intention is to generate higher profit margins.

Proven and probable reserves at shorter life assets were calculated using a gold price of $1,490 per ounce, while longer life mine reserves were calculated using a gold price of $1,345 per ounce (for further details see the February 13, 2013 news release).  For a 10% change in the above gold prices (leaving all other assumptions unchanged), the Company estimates there would be a 4% change in proven and probable gold reserves.

The Company has analysed its operating mines and development projects for impairment as of June 30, 2013 and concluded no impairment charges were required.  In the circumstances where the spot price of gold remains persistently low and the expectations of future realizable gold prices are lowered from current expectations, there is a possibility of future impairment charges to the Company’s mining assets.

Dividend Maintained

Agnico Eagle has paid a dividend for 31 consecutive years.  The Board of Directors has approved the next quarterly dividend of 22 cents per share to be paid on September 17, 2013 to shareholders of record as of September 3, 2013.

Other Expected Dividend and Record Dates for 2013

Record Date	Payment Date
Dec. 2	Dec. 16

Board of Directors

Agnico Eagle wishes to extend its deepest sympathy to the family of Mr. Douglas Beaumont, who passed away on June 30, 2013 and was a member of the Board of Directors since 1997.  “Doug was an active and trusted member of our Board of Directors and served as a great resource to our technical group on many projects. Doug’s experience, knowledge and above all, his friendship, will be missed by all of us”, said James Nasso, Chairman of the Board.

Second Quarter 2013 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, July 25, 2013 at 11:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s operating activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3414 or Toll-free 1-800-814-4859.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 1-877-289-8525, access code 4568955#.

The conference call replay will expire on August 26, 2013.

The webcast along with presentation slides will be archived for 180 days on the website.

Capital Expenditures

Capital expenditures in the second quarter of 2013 were $171.8 million, including $25.2 million at LaRonde, $22.3 million at Meadowbank, $24.8 million at Kittila, $11.3 million at Pinos Altos, $6.2 million at Lapa, and $4.8 million at Creston Mascota.   Capital expenditures at development projects included $38.6 million at La India, $18.7 million at Goldex, and $17.4 million at Meliadine.

Capital expenditures for the first six months of 2013 were $302.4 million.  For 2013, capital expenditures are expected to total approximately $597 million, representing a $24 million reduction from the previously announced figures.  The majority of the Company’s 2013 growth-related capital expenditure relates to the Goldex and La India mines, which are expected to be in full production next year.

The Company is in the process of reviewing future capital requirements, previously estimated at approximately $600 million per year for the next five or six years.  The current estimate for 2014 is expected to be approximately $200 million lower than the previously announced figure, or approximately $400 million, and will be refined later this year during the regular budget process.

Approximately $80 million of the reduction relates to lower spending at Meliadine, however the project will continue to advance with approximately $45 million allocated to driving an exploration ramp and exploration drilling.  The project is currently the subject of an updated technical study with results expected mid-2014.  The timing of capital expenditures on the project beyond 2014 will be subject to Board approval and prevailing market conditions.

Liquidity — Balance Sheet Flexibility Maintained

Cash and cash equivalents totaled $136 million at June 30th, 2013, down from the March 31, 2013 balance of $264 million.  The decline in the cash balance is largely due to the impact of lower production and lower metal prices on operating cash flows, which were lower than the level of capital expenditures.  The outstanding balance on the Company’s credit facility was $50 million at June 30, 2013, with available bank lines as of June 30, 2013 of approximately $1.15 billion.  At current gold prices and related forecasts, the Company remains well within its debt covenants.  The Company’s debt is comprised of five separate series of notes, whose maturities are spread out over a seven-year period, with the earliest maturity being $115 million in 2017.

LaRonde — Cooling Plant Infrastructure Development Progressing Well

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Current mine life is estimated to be through 2026.

The LaRonde mill processed an average of 6,143 tonnes per day (“tpd”) in the second quarter of 2013, compared to an average of 6,294 tpd in the corresponding period of 2012.  The lower mill throughput in the current period was largely due to five days of scheduled mill maintenance being advanced from the third quarter of 2013 into the second quarter.

Work on the ventilation and cooling plant infrastructure continues on schedule with installation still expected to be completed in the fourth quarter of 2013, which should provide additional mining flexibility.  In the second quarter of 2013, approximately 60% of the ore milled came from the deeper portion of the LaRonde mine.  The proportion of production from the deeper mine ore is expected to increase over the course of the year as two higher grade deep pyramids are mined.  The mined grade is expected to continue to increase towards the average reserve grade over the next several years.

Minesite costs per tonne3 were approximately C$103 in the second quarter of 2013.  These costs are higher than the C$97 per tonne experienced in the second quarter of 2012.  The increase in costs is largely due to lower throughput, additional development work and general inflation during the quarter.

For the first six months of 2013, the LaRonde mill processed an average of 6,372 tpd, compared to 6,690 tpd in the first six months of 2012.  Minesite costs per tonne were approximately C$100, compared to C$93 per tonne in the first six months of 2012. Costs were higher due to the reasons described above.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $927 in the second quarter of 2013 on production of 46,119 ounces of gold.  This compares with the second quarter of 2012 when total cash costs per ounce were $784 on production of 40,206 ounces of gold.

The increase in total cash costs per ounce was mainly due to lower byproduct metal prices and production volumes (approximate impact of $184 per ounce) as the mine transitions to more gold-rich ore at depth, negative settlement adjustments on byproducts (impact of $90 per ounce) and higher minesite costs per tonne (as previously mentioned).  Silver and zinc production in the second quarter of 2013 was 20% and 64% lower, respectively, compared to the second quarter of 2012.  Realized silver and zinc prices in the second quarter of 2013 were 29% and 8% lower, respectively, compared to the second quarter of 2012.

3 Minesite costs per tonne is a non-GAAP measure.  For reconciliation to production costs, see footnote (vii) to the “Reconciliation of Production Costs to Total Cash Costs per Ounce and Minesite Costs per Tonne” contained herein.  See also “Note Regarding Certain Measures of Performance”.

In the first six months of 2013, LaRonde produced 85,192 ounces of gold at total cash costs per ounce of $831.  This is in contrast with the first half of 2012 when the mine produced 83,487 ounces of gold at total cash costs of $489 per ounce, with the increased costs due to significantly lower byproduct prices, as described above.

Production and costs are expected to improve in the second half of 2013 due to increased tonnage and higher grades from the lower mine and better budgeted recoveries from the installation of the new Carbon In Pulp circuit in the second quarter of 2013.

After 2013, LaRonde is expected to ramp up production over the next several years to an average life of mine production of more than 300,000 ounces of gold per year, reflecting the higher gold grades expected at depth.  As a result of the higher grades, the value of the ore expected to be processed over LaRonde’s remaining 14-year life is approximately 50% higher than the value of the ore mined in 2012 (assuming the same metals prices).

Lapa — Zulapa Drilling Could Have a Positive Impact on Production and Grades

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Current mine life is estimated to be through 2016.

The Lapa circuit at the LaRonde mill processed an average of 1,745 tpd in the second quarter of 2013, essentially unchanged from 1,741 tpd in the second quarter of 2012.

Minesite costs per tonne were C$110 in the second quarter of 2013, compared to C$113 in the second quarter of 2012.  The lower minesite cost in the current period is due to lower cement consumption (due to a higher ratio of unconsolidated backfill), productivity improvements, and cost reductions versus the comparable period last year.

For the first six months of 2013, the Lapa mill processed an average of 1,761 tpd, compared to 1,740 tpd in the first six months of 2012.  Minesite costs per tonne were approximately C$112, slightly below the C$116 per tonne in the first six months of 2012 due to reasons explained above.

Payable production in the second quarter of 2013 was 23,178 ounces of gold at total cash costs per ounce of $720.  This compares with the second quarter of 2012, when production was 28,157 ounces of gold at total cash cost per ounce of $634.  In the current period, the decrease in gold production and higher total cash costs per ounce were generally due to the processing of lower gold grades compared to the same quarter last year.

In the first six months of 2013, Lapa produced 50,046 ounces of gold at total cash costs per ounce of $699.  This compares to the first half of 2012 when the mine produced 56,656 ounces of gold at total cash costs of $650 per ounce.

Recent exploration drilling in the Zulapa area (a parallel zone approximately 150 metres from the Lapa deposits) from an exploration drift at a depth of about 1,000 metres has yielded some of the best results ever seen at the Lapa mine.  Highlights include values up to 19.3 g/t gold over 6.5 metres, and 28.9 g/t gold over 2.8 metres. Additional information on these drill intersections is included in the tables below.

Highlights from 2013 Zulapa Exploration Drilling

Drill hole ID	From (metres)	To (metres)	Estimated true width (metres)	Gold grade (g/t) uncapped	Gold grade (capped at 50 g/t)
LA12-125-42	379.9	384.3	2.8	210.6	20.3
D13-128-43D	192.0	196.3	4.0	7.8	7.8
LA13-101-107	321.7	329.2	6.5	39.3	19.3
LA13-110-1	208.2	211.2	2.8	31.2	28.9

	Drill collar coordinates
Drill hole ID	UTM North	UTM East	Elevation (metres below sea level)	Azimuth	Dip (degrees)	Length (metres)
LA12-125-42	5345184.2	701889.2	855	147.0	-59	446.3
D13-128-43D	5345148.3	701885.9	907	150.7	-26	225.0
LA13-101-107	5344707.1	702123.1	634	11.9	-28.1	524.2
LA13-110-1	5345131.3	702325.7	710	167.8	-34.7	250.0

* Coordinate System UTM NAD83-Z17

Although it is too early to determine the full impact of these results, these zones are close to existing workings and the grades compare favorably to the current reserve grade of 5.95 g/t gold.  Additional drilling is planned for these sectors in 2013.

Kittila Mine — Autoclave Successfully Re-started After Extended Maintenance

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.  Current mine life is estimated to be through 2037.

As a result of only operating for 14 days in the second quarter of 2013, the mill processed an average of approximately 568 tpd.  In the second quarter of 2012, the Kittila mill processed 2,758 tpd.  The shutdown to re-brick the entire autoclave started on April 14 and production operations resumed at the end of June.  In addition to re-bricking, further modifications were made to the autoclave, which are expected to result in more robust operating performance over time.  Following the re-start of the autoclave, throughput and recoveries are back to levels seen prior to the scheduled shutdown.

For the first six months of 2013, the Kittila mill processed an average of 1,761 tpd, compared to 2,969 tpd in the first six months of 2012.  The lower throughput in 2013 is due to the maintenance shutdown in the second quarter.

Second quarter 2013 gold production at Kittila was 5,389 ounces.  In the second quarter of 2012 the mine produced 35,228 ounces.  Lower production in the 2013 period was largely due to the extended mill shutdown compared to the second quarter of 2012.  Operating costs during normal operating days at Kittila in the second quarter of 2013 were similar to those incurred in the preceding quarter, which was considered its normal steady state.

In the first six months of 2013, Kittila produced 48,534 ounces of gold.  This is in contrast to the first half of 2012, when the mine produced 81,986 ounces of gold.

In February 2013, the Company’s Board of Directors approved a 750 tpd expansion at Kittila, which is expected to increase the capacity at the mine to 3,750 tpd starting in the second half of 2015.  To date, the engineering, procurement, and construction management contract has been awarded, detailed engineering has commenced and the procurement of long lead items is underway. The expansion is expected to reduce total cash costs per ounce and to offset the production impact of a gradual reduction in realized grade towards the reserve grade over the next several years.

Pinos Altos — Steady Production and Operating Cost Control

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.    Current mine life is estimated to be through 2029.

The Pinos Altos mill processed an average of 5,024 tpd in the second quarter of 2013, essentially in line with 5,036 tpd per day processed in the second quarter of 2012.  During the second quarter of 2013, approximately 209,000 tonnes of ore were stacked on the heap leach at Pinos Altos, compared to 277,000 tonnes in the comparable 2012 period.  The smaller proportion of the lower cost heap leach tonnes in the current period resulted in a higher minesite cost per tonne of $50 in the second quarter of 2013, compared to $41 per tonne in the second quarter of 2012.  In spite of the increase in per tonne costs, production costs at Pinos Altos were largely in line with the comparable period in 2012.

For the first six months of 2013 the Pinos Altos mill processed an average of 5,136 tpd, slightly higher than 5,002 tpd processed in the first half of 2012.  Minesite costs per tonne were approximately $45, above the $39 per tonne in the first half of 2012 due to lower proportion of heap leach tonnes in the current period.

Payable production in the second quarter of 2013 was 47,383 ounces of gold at a total cash cost per ounce of $496.  This compares with production of 45,307 ounces at a total cash cost of $366 in the second quarter of 2012.  The increase in year over year cash cost per ounce is due to a 29% decline in realized silver price compared to the prior year period as well as stockpile movements and a stronger Mexican peso.   The decline in realized silver price is estimated to account for approximately $65 per ounce of the increase in total cash costs.

In the first six months of 2013, Pinos Altos produced 91,547 ounces of gold at total cash costs per ounce of $402.  This is in contrast to the first half of 2012 when the mine produced 88,599 ounces of gold at total cash costs of $310 per ounce.  The increase in the total cash costs per ounce is due to the same reasons discussed above, while  production costs over the same period are essentially unchanged.

The $106 million Pinos Altos shaft sinking project remains on budget with approximately 50% of the total budget committed to date.  Activity in the second quarter included preparation of the headframe foundation, construction of the hoist building and Galloway assembly.  This project will allow better matching of the mill capacity with the future mining capacity at Pinos Altos when the open pit mining operation begins to wind down as planned in the next several years.

Creston Mascota — Restart Progressing Well

The Creston Mascota heap leach has been operating as a satellite operation to the Pinos Altos mine since late 2010.

Approximately 386,000 tonnes of ore were stacked on the Creston Mascota leach pad during the second quarter of 2013, compared to approximately 476,000 tonnes stacked in the second quarter of 2012.  The decrease in tonnes stacked was mainly a result of the previously announced temporary suspension of activities at the Creston Mascota mine. Leaching resumed on the Phase 2 pad at Creston Mascota in March 2013.  The ramp up of production is in line with expectations.  Minesite costs per tonne at Creston Mascota were $14 in the second quarter of 2013, unchanged from the second quarter of 2012.

For the first six months of 2013, mine site costs per tonne at Creston Mascota were $14, compared to $12 per tonne in the first six months of 2012.  Production at Creston Mascota is expected to increase in the second half of 2013.

Payable gold production at Creston Mascota in the second quarter of 2013 was 10,147 ounces at a total cash cost per ounce of $498.  This compares to 18,049 ounces at a total cash cost per ounce of $339 during the second quarter of 2012.  The decline in production and higher costs per ounce are reflective of the ramp up schedule of the Creston Mascota operation as described above.  Payable gold production for the first six months of 2013 totaled 12,054 ounces, compared to 31,773 ounces in the first six months of 2012.  Production at Creston Mascota is expected to increase during the remainder of 2013.

Meadowbank — Production Expected to Increase Further in Second Half of 2013

The 100% owned Meadowbank mine is located in Nunavut, Canada.  Current mine life is estimated to be through 2018.

The Meadowbank mill processed an average of 11,303 tpd in the second quarter of 2013.  This compares with 9,901 tpd in the second quarter of 2012.  The higher throughput, period over period, is largely due to the continued strong operating performance of the permanent secondary crushing unit that was commissioned in July 2011.  The secondary crusher has consistently exceeded the initial design rate of 8,500 tpd since startup.

Minesite costs per tonne were C$83 in the second quarter of 2013, compared with C$90 per tonne in the second quarter of 2012.  Costs are lower in the 2013 period due to more tonnes of ore processed in 2013 versus 2012, improved productivity, as well as multiple cost reduction initiatives.

For the first six months of 2013, the Meadowbank mill processed an average of 11,311 tpd, compared to 9,825 tpd in the first six months of 2012.  Minesite costs per tonne were approximately C$85 in the first six months of 2013, below the C$91 per tonne in the comparable 2012 period due to reasons described above.

Payable production in the second quarter of 2013 was 91,873 ounces of gold at total cash costs per ounce of $912.  This compares with payable production in the second quarter of 2012 of 98,403 ounces of gold at total cash costs per ounce of $804.  The decline in year over year production and change in total cash costs reflects a 17% decline in realized grade compared to the second quarter of 2012 due to mine sequencing.  The grade profile is expected to improve during the remainder of 2013, which should result in higher production at lower costs.

In the first six months of 2013, Meadowbank produced 173,691 ounces of gold at total cash costs per ounce of $986.  In the first half of 2012 the mine produced 177,804 ounces of gold at total cash costs of $901 per ounce.  Despite higher total cash costs per ounce that were associated with a lower budgeted gold grade in the first half of 2013, Meadowbank’s minesite costs per tonne were 7% lower than in the 2012 period due to the higher throughput and cost saving initiatives outlined above.

Goldex Mine — Commercial Production Expected in Q4 2013

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining in the original GEZ orebody was suspended in October 2011 (see October 19, 2011 release).  In 2012, the M and E satellite zones were approved for construction, while the mining operations at GEZ remain suspended.

The Goldex mine is expected to commence operations in the M and E zones, with an anticipated commercial production of approximately 15,000 ounces of gold in the fourth quarter of 2013.  Development activities at the mine have proceeded well to date with construction of the paste plant and ore pass systems being on schedule.

The Company expects to be able to evaluate technical studies on several other satellite zones at the mine by the end of 2013.

La India — Development on Schedule and Budget for Commissioning in Q4 2013

The La India project in Sonora, Mexico, was acquired in November 2011.  La India remains on schedule and budget for commissioning in the fourth quarter of 2013, with commercial production anticipated in the first quarter 2014.

During the quarter, work advanced on the installation of the plant, crushing system and leach pads.  In addition, power generators were installed and are now operational.  Metallurgical testing continues on the La India sulphides and Tarachi ores, with results expected later this year.

The Company is planning to conduct site visits for analysts and investors to the La India project in the third week of September to coincide with the Denver Gold Forum in Denver, Colorado.

Meliadine — 2013 and 2014 Expenditures Reduced by $10 million and $80 million, respectively

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is one of Agnico Eagle’s largest gold projects in terms of resources.

At the end of the second quarter, approximately 70,000 metres of drilling had been completed, with an additional 10,000 metres anticipated to be completed by the end of July.  Most of the drilling was carried out to infill and expand the reserve and resource base. Encouraging results have been returned from the Tiriganiaq, Wesmeg, Normeg, Pump South, and F zones.  These results will be incorporated into an updated technical study that is expected to be completed in the second quarter of 2014.

Construction is continuing on the permanent all-season road linking the project with the community of Rankin Inlet, 24 kilometres away.  The road was connected to the Meliadine camp in March and is functional, with full completion expected this August.

The original budget for the Meliadine project in 2013 was approximately $90 million.  Given the current gold price environment, the 2013 work program has been prioritized and as a result, the budget has been reduced by approximately $10 million.

In 2014, the proposed capital budget for Meliadine is now expected to be approximately $45 million, reduced by approximately $80 million from previous estimates.  Permitting activities are on-going and work in 2014 will primarily focus on continued exploration ramp development and exploration drilling.  The timing of capital expenditures on the project beyond 2014 will be subject to Board approval and prevailing market conditions.

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

AGNICO EAGLE MINES LIMITED

DIVIDEND REINVESTMENT
AND SHARE PURCHASE PLAN

Introduction

This dividend reinvestment plan (the “Plan”) is being offered to the registered or beneficial holders (the “Shareholders”) of common shares (“Common Shares”) of Agnico Eagle Mines Limited (the “Corporation”) who reside in Canada or the United States (or as otherwise set out below under “Eligible Participants”) as an alternative to the receipt of regular cash dividends.  Under the Plan, Shareholders can automatically reinvest cash dividends paid on their Common Shares in additional Common Shares at 95% of the Average Market Price (as defined below) and invest optional cash payments in additional Common Shares at 100% of the Average Market Price.  Optional cash payments can be made in a minimum amount of US$500 and a maximum amount of US$20,000 per fiscal year, or the Canadian dollar equivalents of such sums, as set out below under “Optional Cash Purchases”.

Full investment of cash dividends is possible under the Plan because the Plan permits fractions of Common Shares as well as whole Common Shares to be purchased and held for Plan participants.  In addition, dividends in respect of whole and fractional Common Shares held in the Plan will be automatically reinvested in further Common Shares.  Common Shares issued under the Plan will be issued directly from the treasury of the Corporation.

No Commissions or Administrative Costs

No brokerage commissions are payable in connection with the purchase of Common Shares under the Plan and all administrative costs will be borne by the Corporation.

Use of Proceeds

Proceeds received by the Corporation upon the purchase of new Common Shares under the Plan will form part of the working capital of the Corporation and will be used for general corporate purposes.

Administration

Computershare Trust Company of Canada (the “Agent”) has been retained to act as the Agent for the participants under the Plan pursuant to an agreement which may be terminated by the Corporation or the Agent at any time.  The Corporation will promptly pay over to the Agent, on behalf of the participants in the Plan, all cash dividends due on their Common Shares and the Agent will purchase new Common Shares for the participants directly from the treasury of the Corporation on the dividend payment date.  New Common Shares purchased under the Plan will be registered in the name of the Agent, or its nominee, as Agent for the participants in the Plan.

Eligible Participants

Except as otherwise provided below, any registered holder of Common Shares who is a resident of Canada or the United States is eligible to join in the Plan at any time.  Beneficial owners of Common Shares whose Common Shares are not registered in their own names may participate in the Plan only (1) by transferring such Common Shares into their own name or into a specific segregated registered account such as a numbered account with a bank, trust company or broker, or (2) if such Common Shares are held through CDS Clearing and Depository Services or The Depository Trust & Clearing Corporation (collectively, the “Depositories” or, individually, a “Depository”), by enrolling in the Plan through a participant in either such Depository (a “Depository Participant”).

Beneficial owners of Common Shares whose Common Shares are held in a numbered nominee account with a bank, trust company or broker may arrange to enrol such account in the Plan.  If a beneficial owner holds Common Shares in more than one such account, or in such an account or accounts as well as in such owner’s own name, such Common Shares may be dealt with separately with respect to the Plan.  For example, an owner can elect to participate in the Plan in respect of the Common Shares held in one account but not in respect of those held in another.  Furthermore, if beneficial owners of Common Shares hold such shares through the facilities of a Depository, they can arrange to treat each of their Common Shares separately with respect to the Plan.  For example, such beneficial owners can choose to participate in the Plan in respect of some of the Common Shares but not in respect of others.

Shareholders resident outside Canada and the United States may participate in the Plan unless prohibited by the law of the country in which they reside.  Cash dividends to be reinvested for shareholders resident outside Canada will be reduced by the amount of the applicable Canadian withholding tax as described below under “Summary of Principal Canadian Federal Income Tax Considerations”.

Enrolment

General

Shareholders may join the Plan by completing the Reinvestment Enrollment — Participant Declaration Form attached to the Plan, signing it and returning it to the Agent within the applicable deadlines set out below.  Additional Forms may be obtained from the Agent at any time upon written request addressed to the Agent.  The Corporation may deny the right to participate in the Plan to any person or terminate the participation of any participant in the Plan if the Corporation deems it advisable under any laws or regulations.

The Reinvestment Enrollment — Participant Declaration Form directs the Corporation to forward to the Agent all of the participating Shareholder’s cash dividends received on the Common Shares and directs the Agent to invest such dividends in the purchase of new Common Shares on behalf of the shareholder.  If a beneficial owner holds Common Shares in, for example, more than one brokerage account, and wishes to participate in the Plan in respect of Common Shares in all such accounts, a separate Reinvestment Enrollment — Participant Declaration Form must be completed and returned to the Agent by the registered holder of the Common Shares in respect of each such account.

Depository Participants

Beneficial owners of Common Shares whose Common Shares are held through a Depository may enrol through the Depository Participant that currently holds their Common Shares, provided they do so in sufficient time for notice to be provided to the Agent within the applicable deadlines set out below.

Effective Date of Participation

Following receipt by the Agent of a properly completed Reinvestment Enrolment — Participant Declaration Form, participation in the Plan becomes effective on the next record date for any dividend declared on the Common Shares provided that the Reinvestment Enrolment — Participant Declaration Form is received not less than five business days before such record date.  Dividend record dates are normally on or about the 15th day of the first month of a quarter in which the Corporation declares a dividend.

Ongoing Enrolment

Once a Shareholder has enrolled in the Plan, participation continues automatically unless terminated in accordance with the terms of the Plan.  However, participants are advised that Common Shares acquired outside of the Plan may not be automatically enrolled in the Plan.  Participants should contact the Agent or the Depository Participant, if applicable, to confirm which of the Common Shares owned by them are enrolled in the Plan.

Optional Cash Purchases

If participants in the Plan choose to participate in the optional cash payment feature of the Plan, they must confirm on the Optional Cash Payment (OCP) — Participant Declaration Form that not more than US$20,000 (or the Canadian dollar equivalent of such sum) in the aggregate per fiscal year is being paid by, or on behalf of, any registered or beneficial owner in respect of the optional investment of cash under the Plan.  Any determination of an equivalent amount will be based on the noon rate of exchange reported by the Agent’s principal banker as of such date, calculated on the date of bank deposit by the Agent.

There is no obligation on a participant to make optional cash payments nor to make all such payments in the same amount.  The aggregate number of Common Shares which may be purchased by all participants in any fiscal year of the Corporation under the optional cash payments may not exceed two percent of the outstanding Common Shares at the beginning of the fiscal year.  If necessary, available Common Shares will be allocated by the Agent on a pro rata basis to avoid exceeding this limit.

Optional cash payments may be made when enrolling in the Plan by enclosing a cheque or money order (in United States or Canadian currency), made payable to the Agent or, where applicable, to the Depository Participant, with the completed Optional Cash Payment (OCP) — Participant Declaration Form.  Thereafter, optional cash payments may be made by using the Optional Cash Purchase (OCP) — Participant Declaration Form enclosed with each statement of account sent to participants and enclosing a cheque or money order in the amount of the purchase.  Optional cash payments will be used to purchase Common Shares on the applicable dividend payment date.  Optional cash payments must be received by the Agent not less than five business days before any dividend record date.  Optional cash payments received by the Agent on or after this date will be returned to the participant.  No interest will be paid to participants on any funds held for investment pursuant to the Plan.  A participant may cancel an optional cash payment by written notice received by the Agent on or before the second business day preceding the dividend payment date.

Payments received in United States currency will be converted to Canadian currency at the noon rate of exchange of the principal banker of the Agent on the date of bank deposit by the Agent.  Payment in currencies other than Canadian or United States dollars are not acceptable.

Price and Valuation of New Common Shares

The price at which the Agent will purchase new Common Shares from the Corporation on the dividend payment dates with cash dividends on Common Shares will be 95% of the weighted average of the trading prices for a board lot of Common Shares on The Toronto Stock Exchange (the “Exchange”) for a period of 20 trading days on which at least a board lot was traded immediately preceding a dividend payment date (the “Average Market Price”).

The price at which the Agent will purchase new Common Shares from the Corporation on the dividend payment dates with eligible funds other than cash dividends on Common Shares will be 100% of the Average Market Price.

There will be no brokerage commission on the purchase of new Common Shares under the Plan as the Common Shares will be purchased directly from the Corporation.

Participants’ Accounts and Statements

The Agent will maintain a separate account for each participant.  Where a participating beneficial owner holds his or her Common Shares through a Depository, the Agent will maintain an account for and in the name of the Depository and the appropriate Depository Participant will provide each such participating beneficial owner with confirmation of his or her purchase of Common Shares through the Plan.

On each dividend payment date, the Corporation will advise the Agent of the prices for the new Common Shares to be purchased (whether by way of dividend reinvestment or optional cash purchase) by the Agent on behalf of the participants and the number of new Common Shares to be issued.  Each participant’s account will be credited by the Agent with that number of Common Shares purchased for the participant, including fractions computed to four decimal places, which is equal to the cash dividends or optional cash payment to be invested for each participant divided by the applicable purchase price for such Common Shares (as set out above under “Price and Valuation of New Common Shares”).  In like fashion, the accounts of each participating beneficial owner of Common Shares will be credited with that number of Common Shares purchased on their behalf through the facilities of the relevant Depository and Depository Participant.

As soon as practicable following each dividend payment date, the Agent (or, where appropriate, the relevant Depository Participant) will send statements of account to participants setting out the number of whole and fractional Common Shares acquired by reinvestment of cash dividends and, where applicable, by optional purchases (“Plan Shares”).

These statements are a participant’s only record of the cost of each purchase of Plan Shares, and accordingly, should be retained by such participant for income tax purposes.  In addition, each participant will receive annually the appropriate tax information for reporting dividend income.

Generally, Plan Shares will be registered in the name of the Agent or its nominee and held by the Agent for a participant under the Plan.  For participants holding Plan Shares through a Depository, such Plan Shares will be registered in the name of the relevant Depository and held for the benefit of its Depository Participants under the Plan.  No share certificates will be issued for Plan Shares acquired under the Plan.  Plan Shares may not be sold, transferred, pledged or otherwise disposed of by the participant while such Plan Shares remain in the Plan.  A participant who wishes to sell, transfer, pledge or dispose of any Plan Shares must withdraw them from the Plan by instructing the Agent to issue, in the name of the participant, a share certificate representing such Plan Shares.

A participant may, at any time upon written request to the Agent, have share certificates issued and registered in the participant’s name for any number of whole Plan Shares owned by such participant without terminating participation in the Plan.  Otherwise, share certificates will not be issued to participants for Plan Shares.  No certificate for a fraction of a Plan Share will be issued.

Termination of Participation

General

A participant may terminate participation in the Plan at any time by written notice to the Agent (or, where appropriate, to a Depository Participant, as set out below).  The Agent will then settle the participant’s account by issuing a share certificate for the number of whole Plan Shares standing to the credit of the participant and by purchasing for cash any fraction of a Plan Share.  The amount of the payment for any such fraction will be based on the last price paid by the Agent for such new Common Shares purchased out of cash dividends to be reinvested or out of the optional cash investment, where applicable.  If the notice is received by the Agent after a dividend record date but prior to a dividend payment date, termination and settlement of the participant’s account will not take place until after the dividend payment date.

Participation in the Plan will also be terminated upon receipt by the Agent of written notice of the death of a participant.  Certificates for Plan Shares will be issued in the name of the deceased participant and/or in the name of the estate of the deceased participant, as appropriate, and the Agent will send such certificates and cash payment for any fraction of a Plan Share to the representative of the deceased participant.

Upon termination of participation, a participant may request that all Plan Shares held for the participant’s account be sold.  Such sale will be made by the Agent, through a registered dealer or stockbroker designated by the Agent, as soon as practicable following receipt by the Agent of instructions to do so.  The proceeds of such sale, less brokerage commissions and transfer taxes, if any, will be paid to the participant by the Agent.  Plan Shares sold pursuant to such a request may be commingled with Plan Shares of other participants, in which case the proceeds to each participant will be based upon the average sale price of all Plan Shares so commingled.  With respect to any fraction of a Plan Share, the Agent will purchase such fraction for cash at a price determined in the same manner as in the case of whole Plan Shares sold for the participant.

All payments of cash under the Plan will be made in either Canadian or United States currency.  Unless a participant requests otherwise in writing, the Agent will make payments in Canadian currency where the participant has a Canadian mailing address and in United States currency where the participant has a non-Canadian mailing address, in each case as such address is shown on the records of the Agent.

Depository Participants

Where participants hold their Common Shares or Plan Shares through a Depository Participant and Depository, any notice or actions to be delivered to or performed by the Agent in this section must be delivered to or performed by the relevant Depository Participant.  For greater certainty, if notice or termination is not received by the relevant Depository at least five business days before a dividend record date, termination will not occur until after the next dividend record date and after investment has been completed.

Rights Offerings, Stock Splits and Stock Dividends

In the event that the Corporation makes available to its Shareholders rights to subscribe for additional shares or other securities, rights certificates will be issued to participants for their whole Plan Shares.  No such rights will be made available in respect of fractions of Plan Shares.  Instead, the Agent will sell any rights relating to such fractions at a time and price determined by the Agent and participants will be paid their proportionate interests in the proceeds of such sale.

Any Common Shares distributed pursuant to a stock dividend or a stock split on Plan Shares will be retained by the Agent and credited proportionately to the accounts of participants.

In the event of a change, reclassification or conversion of the Common Shares into other shares or securities or of any further change, reclassification or conversion of such other shares or securities, into other shares or securities, the Plan will continue to apply to the shares or securities resulting from that event and references herein to the Common Shares and to Plan Shares will be deemed to be references to the shares or securities resulting from that event.

Voting of Plan Shares

Whole Plan Shares held on the record date for a vote of Shareholders may be voted in the same manner as the participant’s Common Shares of record may be voted, either in person or by proxy.

Responsibilities of the Corporation and the Agent

Neither the Corporation nor the Agent is liable for any act, or for any good faith omission to act, including, without limitation, for liability:

arising out of a failure to terminate a participant’s account upon such participant’s death prior to receipt of notice in writing of such death; or

relating to the prices at which Common Shares are purchased for the participant’s account and the times at which such purchases are made.

PARTICIPANTS SHOULD RECOGNIZE THAT NEITHER THE CORPORATION NOR THE AGENT CAN ASSURE A GAIN OR PROTECT AGAINST LOSS AS A RESULT OF THEIR HOLDING PLAN SHARES.

Amendment, Suspension or Termination of the Plan

The Corporation reserves the right to amend, suspend or terminate the Plan at any time.  The Corporation will send written notice to the participants of any material amendment, suspension or termination.  Any amendment of the Plan which materially affects the rights of participants in the Plan will be subject to the prior approval of the Exchange.  If the Plan is terminated, the Agent will remit to participants certificates registered in their name for whole Plan Shares, together with the proceeds from the sale of any fractions of Plan Shares.  If the Plan is suspended, subsequent dividends on Plan Shares will be paid in cash as will the amount of any optional cash payments which are not invested as of the effective date of such suspension.

Effective Date

The Plan is effective for dividends payable after June 30, 1999, as updated July 25, 2012.

Notices

All notices required to be given to participants under the Plan will be mailed to participants at the address shown on the records of the Agent.

Written communications to the Agent should be addressed to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Attention:  Dividend Reinvestment Services
Facsimile No.: 416.263.9394

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Summary of Principal Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to participants in the Plan.  It is assumed for the purposes of this summary that the participant deals at arm’s length and is not affiliated with the Corporation and holds Common Shares as capital property.  Generally, Common Shares are considered to be capital property to a holder provided that the holder does not hold the Common Shares in the course of carrying on a business and has not acquired the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade.  Certain participants resident in Canada whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Income Tax Act (Canada) (the “Tax Act”) to have their Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such participant in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary is not applicable to a participant: (i) that is a “financial institution” (within the meaning of the Tax Act) for the purposes of the “mark-to-market” rules contained in the Tax Act; (ii) that is a “specified financial institution” (within the meaning of the Tax Act); (iii) an interest in which would be a “tax shelter investment” (within the meaning of the Tax Act); or (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than the Canadian currency.  Any such participant should consult its own tax advisor with respect to an investment in the Common Shares.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act or the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of the Canada Revenue Agency (the “CRA”).  This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those described.  This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect a participant in the Plan.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular participant, and no representation with respect to the Canadian federal income tax consequences to any particular participant is made.  Consequently, prospective participants are advised to consult their own tax advisors with respect to their particular circumstances.

Foreign Exchange

For the purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of a Common Share, including dividends, adjusted cost base and proceeds of disposition, must be determined in Canadian dollars using the relevant rate of exchange quoted by the Bank of Canada at noon on the day the amount first arose or such other rate of exchange as is acceptable to the CRA.

Residents of Canada

The following summary is generally applicable to a participant who, at all relevant times for purposes of the Tax Act, is, or is deemed to be, resident in Canada.

Dividends

A participant will be subject to tax under the Tax Act on all dividends paid on Common Shares (including where such shares are held of record by the Agent for the account of the participant pursuant to the Plan) which are reinvested in Common Shares under the Plan (as well as on any dividends deemed under the Tax Act to be received on Common Shares) in the same manner as the participant would have been if such dividends had been received directly by the participant.  Such dividends paid to (or deemed to be received by) a participant who is an individual (including most trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends.”  There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends.”

A participant that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income.  A participant that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the participant’s taxable income.

The cost for tax purposes to a participant of Common Shares purchased on the reinvestment of dividends or with optional cash payments made by the participant to the Agent will be the Canadian dollar equivalent of the price paid by the Agent for the Common Shares.  The cost of such Common Shares will be averaged with the adjusted cost base of all other Common Shares held by the participant at the time such Common Shares are acquired for purposes of subsequently computing the adjusted cost base of each such Common Share owned by the participant.

Dispositions

On a disposition or deemed disposition of a Common Share (including by the Agent on behalf of the participant), the participant will realize a capital gain (or capital loss) equal to the amount by which the participant’s proceeds of disposition, net of any reasonable costs of disposition, are greater than (or less than) the participant’s adjusted cost base of the Common Share.  Proceeds of disposition will not include an amount that is otherwise required to be included in the participant’s income.  The payment of cash in respect of any fraction of a Common Share on termination of participation in the Plan will constitute a disposition of such fraction of a Common Share for proceeds of disposition equal to the cash payment.

One-half of any capital gains (or capital losses) realized by a participant will be required to be included in computing the participant’s income as a taxable capital gain (or allowable capital loss).  An allowable capital loss will be deductible against a taxable capital gain realized in the year or in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.  Capital gains realized by an individual (including certain trusts) may be subject to alternative minimum tax.  A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

Under specific rules in the Tax Act, any capital loss realized by a corporation on the disposition of a Common Share may be reduced by the amount of certain dividends which were received or were deemed to have been received on such share.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that disposes of such shares or where a trust or partnership of which a corporation is a beneficiary or member is a member of a partnership or beneficiary of a trust that disposes of such shares.  Participants should consult their own tax advisors for specific advice regarding the application of the relevant “stop-loss” provisions in the Tax Act.

Non-Residents of Canada

The following summary is generally applicable to a participant who, for purposes of the Tax Act and any applicable income tax treaty, is not resident, nor is deemed to be resident, in Canada, and who does not use or hold and is not deemed to use or hold Common Shares in carrying on business in Canada.  Special rules which are not discussed in this summary may apply to a non-resident participant that is an insurer which carries on business in Canada and elsewhere.

Dividends

Dividends paid or credited or deemed to be paid or credited on Common Shares to a non-resident of Canada (including where such shares are held of record by the Agent for the account of the non-resident pursuant to the Plan) are generally subject to Canadian withholding tax, whether or not such dividends are reinvested under the terms of the Plan.  Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable tax treaty.  Under the Canada-United States Income Tax Convention (the “U.S. Treaty”), a participant who is resident in the United States for the purposes of the U.S. Treaty and who is entitled to the benefits of such treaty will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.  In addition, under the U.S. Treaty, dividends may be exempt from Canadian withholding tax if paid to certain participants that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations, or are qualifying trusts, companies organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits which are exempt from tax in the U.S., and that have complied with specific administrative procedures.  Dividends to be reinvested in Common Shares under the Plan for non-resident participants will be reduced by the amount of any applicable Canadian withholding tax.

Dispositions

A non-resident participant will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares unless those Common Shares constitute “taxable Canadian property” at the time of the disposition and the participant is not entitled to relief under an applicable income tax treaty or convention.

Generally, Common Shares will not be taxable Canadian property to a participant at a particular time provided that either: (i) the Common Shares are listed on a designated stock exchange (such as the Exchange or the New York Stock Exchange) at that time and at no time during the 60-month period that ends at that time did the participant, persons with whom the participant did not deal at arm’s length, or the participant together with such persons, own 25% or more of the issued shares of any class or series of the Corporation, or (ii) at no time during such 60-month period did the Common shares derive more than 50% of their value from any combination of: (a) real or immovable property situated in Canada, (b) “timber resource property” (within the meaning of the Tax Act), (c) “Canadian resource property” (within the meaning of the Tax Act) or (d) options in respect of, or interests in, or for civil law, rights in any of the foregoing, whether or not the property exists.  A Common Share may also be taxable Canadian property where the participant elected to have such Common Share treated as taxable Canadian property upon ceasing to be a resident of Canada, and in certain other circumstances.

Even if a Common Share is considered to be taxable Canadian property of a participant at the time of its disposition, a capital gain realized on the disposition may nevertheless be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention.

Under the U.S. Treaty, a capital gain realized on the disposition of a Common Share by a participant who is entitled to the benefits of such treaty generally will be exempt from tax under the Tax Act except where the Common Share at the time of disposition derives its value principally from real property situated in Canada including rights to explore for or exploit mineral deposits in Canada.

Generally, if a Common Share constitutes taxable Canadian property to a participant at the time of its disposition and any capital gain realized by the participant on the disposition is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty or convention, the participant will be required to include one-half of the amount of the capital gain in its income for the year as a taxable capital gain.  Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss realized by a participant in a taxation year from the disposition of taxable Canadian property may be deducted as an allowable capital loss from any taxable capital gains realized by the participant in the year from the disposition of taxable Canadian property.  If allowable capital losses for a year exceed taxable capital gain from the disposition of taxable Canadian property, the excess may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year from net taxable capital gains realized in such years from the disposition of taxable Canadian property to the extent and in the circumstances prescribed by the Tax Act.  Non-residents who dispose of taxable Canadian property are required to file a Canadian income tax return for the year of disposition, including where any resulting capital gain is not subject to tax under the Tax Act by virtue of an applicable income tax treaty or convention.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations generally applicable to certain participants who reinvest cash dividends in additional Common Shares or make optional cash purchases under the Plan.  The summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations promulgated thereunder, and judicial decisions and administrative interpretations, as in effect on the date of the Plan, all of which are subject to change, possibly with retroactive effect.  These United States federal income tax considerations apply only to a person or entity who, for United States federal income tax purposes, is: a citizen or resident of the United States; a corporation or other entity organized under the laws of the United States or of any political subdivision thereof; an estate whose income is subject to United States federal income taxation regardless of its source; or a trust (i) if a United States court can exercise primary jurisdiction over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that has elected to be treated as a United States person under applicable Treasury regulations.

This summary does not address the United States federal income tax consequences for participants that are subject to special provisions under the Code, including the following participants: (i) participants that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) participants that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iii) participants that have a “functional currency” other than the United States dollar; (iv) participants that are liable for the alternative minimum tax under the Code; (v) participants that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) participants that hold the Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (vii) participants that own, directly or indirectly, 5% or more, by voting power or value, of the Corporation; (viii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes; (ix) investors in pass-through entities; and (x) certain former citizens or residents of the U.S. participants that are subject to special provisions under the Code, including participants described immediately above, should consult their own tax advisors regarding the tax consequences of reinvesting cash dividends in additional Common Shares under the Plan.  This summary does not include any discussion of tax consequences to participants in the Plan other than United States federal income tax consequences.  Participants are urged to consult their own tax advisors regarding any United States estate and gift, United States state and local, and foreign tax consequences of participating in the Plan.

Partners of entities that are classified as partnerships for United States federal income tax purposes should consult their own tax advisors regarding the United States federal income tax consequences of reinvesting cash dividends in additional Common Shares or making optional cash purchases under the Plan.

Circular 230 Disclosure

In compliance with U.S. Treasury Department Circular 230, which provides rules governing certain conduct of U.S. tax advisors giving advice with respect to U.S. tax matters, please be aware that: (i) any U.S. federal tax advice contained in this summary is not intended to be used and cannot be used by you or any other person for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (ii) such advice was prepared in the expectation that it may be used in connection with the promotion or marketing (within the meaning of Circular 230) of the Plan; and (iii) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

A participant will be treated for United States federal income tax purposes as having received a distribution in an amount equal to the amount of the cash distributed by the Corporation.  The distribution will be includable in a participant’s income as a taxable dividend to the extent of the Corporation’s current and accumulated earnings and profits as determined for United States federal income tax purposes.  Dividends received by non-corporate participants in tax years beginning on or before December 31, 2012 generally are subject to reduced rates of taxation, subject to certain limitations, provided the Corporation is not a PFIC (as defined below).  The amount of any such dividend will not be eligible for the dividends received deduction generally available to U.S. corporate shareholders.  Subject to certain limitations under the Code, participants who are subject to United States federal income tax will be entitled to a credit or deduction for Canadian income taxes withheld from any such dividends.

A participant’s tax basis per share for Common Shares purchased pursuant to the Plan will be equal to the purchase price paid to the Corporation by the Agent on the participant’s behalf, less any Canadian taxes withheld.  A participant’s holding period for Common Shares purchased with dividends will begin on the day following the dividend payment date.  A participant who makes optional cash purchases of Common Shares under the Plan will have a tax basis in those Common Shares equal to the cash used to purchase those Common Shares and the participant’s holding period will begin on the day of the purchase.

Participants generally will recognize a taxable gain or loss when they sell or exchange Common Shares and when they receive cash payments for fractional shares credited to their accounts upon withdrawal from or termination of the Plan or otherwise.  The amount of this gain or loss will be equal to the difference between the amount a participant receives for his or her Common Shares or fraction thereof and the participant’s adjusted tax basis in these Common Shares or fraction thereof.  The gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for such Common Shares exceeds one year.  For taxable years beginning on or before December 31, 2012, capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 15% if the property has been held for more than one year.  The deductibility of capital losses is subject to limitations.  The gain or loss realized by participants who are United States persons will generally be gain or loss from sources within the United States for foreign tax credit limitation purposes.

The Corporation will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year if 75% or more of its gross income (including the pro rata share of the gross income of any corporation in which it is considered to own, directly or indirectly, 25% or more of the shares by value) is passive income, or on average at least 50% of the gross value of its assets is held for the production of, or produces, passive income.

PFIC status is determined on an annual basis.  The Corporation does not expect to be a PFIC for the taxable year ending December 31, 2011, or thereafter.  However, because the

Corporation’s income and assets and the nature of its activities may vary from time to time, no assurance can be given that the Corporation will not be considered a PFIC for any taxable year.  If a participant owns Common Shares during a taxable year in which the Corporation is a PFIC, the PFIC rules generally will apply to a participant thereafter, even if in subsequent taxable years the Corporation no longer meets the test described above to be treated as a PFIC.  No ruling will be sought from the U.S. Internal Revenue Service (the “IRS”) regarding whether the Corporation is a PFIC.

In general, if the Corporation were to be treated as a PFIC, certain adverse rules would apply to dividends received from the Corporation and to dispositions of Common Shares (potentially including dispositions that would not otherwise be taxable).  Participants are urged to consult their tax advisors about the PFIC rules in connection with their holding of Common Shares.

Under current U.S. law, if the Corporation is a PFIC in any year, a participant must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received pursuant to a QEF Election) from the Corporation, any gain realized on a disposition of common shares and certain other information.

Dividends on and proceeds arising from a sale of common shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if (a) a participant fails to furnish the U.S. Stockholder’s correct United States taxpayer identification number (generally on Form W-9), (b) the withholding agent is advised the participant furnished an incorrect United States taxpayer identification number, (c) the withholding agent is notified by the IRS that the participant has previously failed to properly report items subject to backup withholding tax, or (d) a participant fails to certify, under penalty of perjury, that the participant has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the participant that it is subject to backup withholding tax.  However, participants that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Amounts withheld as backup withholding may be credited against a participant’s United States federal income tax liability, and a participant may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Recently enacted legislation requires U.S. individuals to report an interest in any “specified foreign financial asset” if the aggregate value of such assets owned by the U.S. individual exceeds $50,000 (or such higher amount as the IRS may prescribe in future guidance).  Stock issued by a foreign corporation is treated as a specified foreign financial asset for this purpose.

About Agnico Eagle

Agnico Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholder exposure to gold, on a per share basis.  It has declared a cash dividend for 31 consecutive years.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted) (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Operating margin(i) by mine:
LaRonde mine	$14,372	$29,342	$47,667	$92,608
Lapa mine	16,643	26,222	38,431	53,899
Kittila mine	(112)	31,489	44,844	80,538
Pinos Altos mine (ii)	47,188	79,887	101,015	149,022
Meadowbank mine	32,382	72,715	68,885	121,487
Total operating margin	110,473	239,655	300,842	497,554
Amortization of property, plant and mine development	70,128	66,310	140,199	130,863
Exploration, corporate and other	63,805	96,169	135,495	182,005
Income (loss) before income and mining taxes	(23,460)	77,176	25,148	184,686
Income and mining taxes	920	33,904	25,669	62,866
Net income (loss) for the period	$(24,380)	$43,272	$(521)	$121,820
Net income (loss) per share - basic (US$)	$(0.14)	$0.25	$0.00	$0.71

Cash provided by operating activities	$75,298	$194,082	$221,370	$390,579

Realized prices (US$):
Gold (per ounce)	$1,336	$1,602	$1,474	$1,642
Silver (per ounce)	$18.72	$26.33	$23.77	$30.75
Zinc (per tonne)	$1,753	$1,901	$1,895	$2,026
Copper (per tonne)	$6,551	$6,455	$7,012	$7,842

Payable production (iii):
Gold (ounces):
LaRonde mine	46,119	40,206	85,192	83,487
Lapa mine	23,178	28,157	50,046	56,656
Kittila mine	5,389	35,228	48,534	81,986
Pinos Altos mine (ii)	57,530	63,356	103,601	120,372
Meadowbank mine	91,873	98,403	173,691	177,804
Total gold (ounces)	224,089	265,350	461,064	520,305
Silver (thousands of ounces):
LaRonde mine	424	532	1,035	1,222
Kittila mine	—	—	2	—
Pinos Altos mine (ii)	619	537	1,235	1,044
Meadowbank mine	23	26	45	44
Total silver (thousands of ounces)	1,066	1,095	2,317	2,310
Zinc (tonnes)	3,455	9,558	11,694	22,536
Copper (tonnes)	1,280	1,004	2,362	2,330

Payable metal sold:
Gold (ounces):
LaRonde mine	46,953	39,886	86,541	83,631
Lapa mine	25,644	27,793	49,583	55,690
Kittila mine	12,752	34,476	57,092	78,703
Pinos Altos mine (ii)	56,882	66,373	101,992	118,518
Meadowbank mine	87,798	93,299	167,810	167,913
Total gold (ounces)	230,029	261,827	463,018	504,455
Silver (thousands of ounces):
LaRonde mine	487	482	1,070	1,200
Kittila mine	2	—	3	—
Pinos Altos mine (ii)	654	525	1,240	1,018
Meadowbank mine	23	24	45	42
Total silver (thousands of ounces)	1,166	1,031	2,358	2,260
Zinc (tonnes)	5,280	10,379	12,279	23,411
Copper (tonnes)	1,291	1,085	2,358	2,378
Total cash costs per ounce of gold produced (US$) (iv):
LaRonde mine	$927	$784	$831	$489
Lapa mine	$720	$634	$699	$650
Kittila mine (v)	—	$681	$624	$615
Pinos Altos mine (ii)	$496	$358	$411	$320
Meadowbank mine	$912	$804	$986	$901
Weighted average total cash costs per ounce of gold produced	$785	$660	$762	$628

(i)             Operating margin is calculated as revenues from mining operations less production costs.

(ii)          Includes the Creston Mascota deposit at Pinos Altos, except for total cash costs per ounce of gold produced in the first quarter of 2013 due to the temporary suspension of active leaching at the Creston Mascota deposit a Pinos Altos between October 1, 2012 and March 13, 2013.

(iii)       Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(iv)      Total cash costs per ounce of gold produced is calculated net of silver, copper, zinc and other byproduct revenue credits. The weighted average total cash costs per ounce of gold produced is based on commercial production ounces. Total cash costs per ounce of gold produced is a non-GAAP measure that the Company uses to monitor the performance of its operations. See “Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine” and “Reconciliation of Production Costs to Minesite Costs per Tonne by Mine” contained herein for details.

(v)         Excludes the Kittila mine’s results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 16 days during the second quarter of 2013.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at June 30, 2013	As at December 31, 2012

ASSETS
Current
Cash and cash equivalents	$136,363	$332,008
Trade receivables	60,001	67,750
Inventories:
Ore stockpiles	69,012	52,342
Concentrates and dore bars	59,646	69,695
Supplies	192,870	222,630
Income taxes recoverable	21,804	19,313
Available-for-sale securities	68,805	44,719
Fair value of derivative financial instruments	7,135	1,835
Other current assets	115,242	92,977
Total current assets	730,878	903,269
Other assets	43,401	55,838
Goodwill	235,414	229,279
Property, plant and mine development	4,241,107	4,067,456
	$5,250,800	$5,255,842

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$207,539	$185,329
Reclamation provision	11,022	16,816
Dividends payable	—	37,905
Interest payable	13,383	13,602
Income taxes payable	4,445	10,061
Capital lease obligations	10,959	12,955
Fair value of derivative financial instruments	1,968	—
Total current liabilities	249,316	276,668
Long-term debt	850,000	830,000
Reclamation provision and other liabilities	119,894	127,735
Deferred income and mining tax liabilities	614,764	611,227
SHAREHOLDERS’ EQUITY
Common shares
Authorized - unlimited
Issued - 173,311,379 (December 31, 2012 - 172,296,610)	3,265,068	3,241,922
Stock options	163,835	148,032
Warrants	24,858	24,858
Contributed surplus	15,665	15,665
Retained earnings (deficit)	(31,468)	7,046
Accumulated other comprehensive loss	(21,132)	(27,311)
Total shareholders’ equity	3,416,826	3,410,212
	$5,250,800	$5,255,842

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(thousands of United States dollars, except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

REVENUES
Revenues from mining operations	$336,424	$459,561	$756,846	$932,495

COSTS AND EXPENSES
Production (exclusive of amortization shown seperately below)	225,951	219,906	456,004	434,941
Exploration and corporate development	11,326	34,286	19,897	57,394
Amortization of property, plant and mine development	70,128	66,310	140,199	130,863
General and administrative	28,385	32,015	65,705	65,943
Impairment loss on available-for-sale securities	17,313	11,581	28,308	11,581
Provincial capital tax	(1,504)	4,001	(1,504)	4,001
Interest expense	13,735	14,220	27,651	28,667
Interest and sundry expense and other	5,670	4,344	2,900	3,180
Loss on sale of available-for-sale securities	—	6,731	—	6,731
Foreign currency translation (gain) loss	(11,120)	(11,009)	(7,462)	4,508
Income (loss) before income and mining taxes	(23,460)	77,176	25,148	184,686
Income and mining taxes	920	33,904	25,669	62,866
Net income (loss) for the period	$(24,380)	$43,272	$(521)	$121,820

Net income (loss) per share - basic	$(0.14)	$0.25	$0.00	$0.71
Net income (loss) per share - diluted	$(0.14)	$0.25	$0.00	$0.71

Weighted average number of common shares outstanding (in thousands):
Basic	172,572	170,985	172,426	170,937
Diluted	172,572	171,279	172,426	171,148

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

OPERATING ACTIVITIES
Net income (loss) for the period	$(24,380)	$43,272	$(521)	$121,820
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	70,128	66,310	140,199	130,863
Deferred income and mining taxes	(562)	15,069	6,464	25,389
Stock-based compensation	9,332	11,296	25,609	27,068
Loss on sale of available-for-sale securities	—	6,731	—	6,731
Impairment loss on available-for-sale securities	17,313	11,581	28,308	11,581
Foreign currency translation (gain) loss	(11,120)	(11,009)	(7,462)	4,508
Other	5,877	4,811	11,008	7,610
Adjustment for settlement of environmental remediation	(2,990)	(6,059)	(5,542)	(12,291)
Changes in non-cash working capital balances:
Trade receivables	10,525	15,000	7,749	7
Income taxes	(4,199)	24,013	(8,107)	43,882
Inventories	3,789	(9,295)	31,781	2,254
Other current assets	(15,091)	(8,955)	(20,856)	9,855
Accounts payable and accrued liabilities	24,283	41,209	14,181	11,357
Interest payable	(7,607)	(9,892)	(1,441)	(55)
Cash provided by operating activities	75,298	194,082	221,370	390,579

INVESTING ACTIVITIES
Additions to property, plant and mine development	(171,773)	(104,368)	(302,407)	(180,363)
Acquisitions and investments	(49,635)	—	(62,310)	(11,325)
Net proceeds from sale of available-for-sale securities	—	30,732	—	30,732
Cash used in investing activities	(221,408)	(73,636)	(364,717)	(160,956)

FINANCING ACTIVITIES
Dividends paid	(31,759)	(30,283)	(61,649)	(60,798)
Repayment of capital lease obligations	(3,509)	(2,744)	(6,062)	(5,856)
Proceeds from long-term debt	50,000	255,000	90,000	255,000
Repayment of long-term debt	—	(255,000)	(70,000)	(345,000)
Long-term debt financing costs	—	(327)	—	(327)
Repurchase of common shares for restricted share unit plan	—	—	(19,000)	(12,031)
Common shares issued	3,945	4,096	15,884	7,676
Cash provided by (used in) financing activities	18,677	(29,258)	(50,827)	(161,336)

Effect of exchange rate changes on cash and cash equivalents	(599)	(1,211)	(1,471)	(693)

Net (decrease) increase in cash and cash equivalents during the period	(128,032)	89,977	(195,645)	67,594
Cash and cash equivalents, beginning of period	264,395	199,075	332,008	221,458
Cash and cash equivalents, end of period	$136,363	$289,052	$136,363	$289,052

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$21,715	$23,887	$28,547	$27,980
Income and mining taxes paid	$9,367	$1,286	$31,000	$5,591

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF PRODUCTION COSTS TO TOTAL CASH COSTS

PER OUNCE OF GOLD PRODUCED AND MINESITE COSTS PER TONNE (Unaudited)

Total Production Costs by Mine

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production costs per the interim unaudited consolidated statements of income (loss) and comprehensive income (loss)	$225,951	$219,906	$456,004	$434,941

LaRonde mine	60,624	55,483	118,527	113,663
Lapa mine	18,094	18,450	34,704	37,107
Kittila mine(i)	—	23,515	27,182	49,545
Pinos Altos mine	34,511	33,050	66,163	63,711
Creston Mascota deposit at Pinos Altos mine(ii)	4,427	7,769	4,427	12,269
Meadowbank mine	90,136	81,639	183,725	158,646
Total	$207,792	$219,906	$434,728	$434,941

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine

LaRonde Mine - Total Cash Costs per Ounce of Gold Produced

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production costs	$60,624	$55,483	$118,527	$113,663
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(12,663)	(23,334)	(42,219)	(70,852)
Inventory and other adjustments(iii)	(4,696)	(42)	(4,434)	(757)
Non-cash reclamation provision	(534)	(599)	(1,076)	(1,203)
Cash operating costs	$42,731	$31,508	$70,798	$40,851
Gold production (ounces)	46,119	40,206	85,192	83,487
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$927	$784	$831	$489

Lapa Mine - Total Cash Costs per Ounce of Gold Produced

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production costs	$18,094	$18,450	$34,704	$37,107
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	92	115	169	176
Inventory and other adjustments(iii)	(1,491)	(685)	119	(702)
Non-cash reclamation provision	(17)	(15)	(34)	221
Cash operating costs	$16,678	$17,865	$34,958	$36,802
Gold production (ounces)	23,178	28,157	50,046	56,656
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$720	$634	$699	$650

Kittila Mine - Total Cash Costs per Ounce of Gold Produced(i)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production costs	$—	$23,515	$27,182	$49,545
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	—	134	157	253
Inventory and other adjustments(iii)	—	446	(294)	886
Non-cash reclamation provision	—	(99)	(120)	(256)
Cash operating costs	$—	$23,996	$26,925	$50,428
Gold production (ounces)	—	35,228	43,145	81,986
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$—	$681	$624	$615

Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production costs	$34,511	$33,050	$66,163	$63,711
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(9,486)	(13,274)	(26,052)	(29,403)
Inventory and other adjustments(iii)	(200)	(118)	(630)	494
Non-cash reclamation provision	(74)	(52)	(148)	(103)
Stripping costs(v)	(1,251)	(3,017)	(2,570)	(7,197)
Cash operating costs	$23,500	$16,589	$36,763	$27,502
Gold production (ounces)	47,383	45,307	91,547	88,599
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$496	$366	$402	$310

Creston Mascota deposit at Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced(ii)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production costs	$4,427	$7,769	$4,427	$12,269
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(136)	(476)	(136)	(796)
Inventory and other adjustments(iii)	1,127	(1,031)	1,127	111
Non-cash reclamation provision	(37)	(143)	(37)	(525)
Stripping costs(v)	(332)	—	(332)	—
Cash operating costs	$5,049	$6,119	$5,049	$11,059
Gold production (ounces)	10,147	18,049	10,147	31,773
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$498	$339	$498	$348

Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production costs	$90,136	$81,639	$183,725	$158,646
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(345)	(484)	(908)	(1,118)
Inventory and other adjustments(iii)	1,344	(186)	2,336	5,068
Non-cash reclamation provision	(387)	(395)	(780)	(789)
Stripping costs(v)	(6,921)	(1,441)	(13,045)	(1,663)
Cash operating costs	$83,827	$79,133	$171,328	$160,144
Gold production (ounces)	91,873	98,403	173,691	177,804
Total cash costs per ounce of gold produced ($ per ounce)(iv)	$912	$804	$986	$901

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

LaRonde Mine - Minesite Costs per Tonne

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2013		June 30, 2012		June 30, 2013		June 30, 2012
Production costs		$60,624		$55,483		$118,527		$113,663
Adjustments:
Inventory adjustment(vi)	(4,540)		113		(4,106)		(12)
Non-cash reclamation provision	(534)		(599)		(1,076)		(1,203)
Minesite operating costs		$55,550		$54,997		$113,345		$112,448
Minesite operating costs (thousands of C$)	C$	57,334	C$	55,524	C$	115,754	C$	113,254
Tonnes of ore milled (thousands of tonnes)	559		573		1,153		1,218
Minesite costs per tonne (C$)(vii)	C$	103	C$	97	C$	100	C$	93

Lapa Mine - Minesite Costs per Tonne

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2013		June 30, 2012		June 30, 2013		June 30, 2012
Production costs	$18,094		$18,450		$34,704		$37,107
Adjustments:
Inventory adjustment(vi)	(1,434)		(635)		237		(615)
Non-cash reclamation provision	(17)		(15)		(34)		221
Minesite operating costs	$16,643		$17,800		$34,907		$36,713
Minesite operating costs (thousands of C$)	C$	17,398	C$	17,968	C$	35,843	C$	36,872
Tonnes of ore milled (thousands of tonnes)	159		159		319		317
Minesite costs per tonne (C$)(vii)	C$	110	C$	113	C$	112	C$	116

Kittila Mine - Minesite Costs per Tonne(i)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production costs	$—	$23,515	$27,182	$49,545
Adjustments:
Inventory adjustment(vi)	—	451	(294)	891
Non-cash reclamation provision	—	(99)	(120)	(256)
Minesite operating costs	$—	$23,867	$26,768	$50,180
Minesite operating costs (thousands of €)	€—	€18,729	€20,580	€38,187
Tonnes of ore milled (thousands of tonnes)	—	251	267	540
Minesite costs per tonne (€)(vii)	€—	€75	€77	€71

Pinos Altos Mine - Minesite Costs per Tonne

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production costs	$34,511	$33,050	$66,163	$63,711
Adjustments:
Inventory adjustment(vi)	(103)	(77)	(506)	535
Non-cash reclamation provision	(74)	(52)	(148)	(103)
Stripping costs(v)	(1,251)	(3,017)	(2,570)	(7,197)
Minesite operating costs	$33,083	$29,904	$62,939	$56,946
Tonnes of ore processed (thousands of tonnes)	665	735	1,391	1,457
Minesite costs per tonne (US$)(vii)	$50	$41	$45	$39

Creston Mascota deposit at Pinos Altos Mine - Minesite Costs per Tonne(ii)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production costs	$4,427	$7,769	$4,427	$12,269
Adjustments:
Inventory adjustment(vi)	1,125	(1,031)	1,125	111
Non-cash reclamation provision	(37)	(143)	(37)	(525)
Stripping costs(v)	(332)	—	(332)	—
Minesite operating costs	$5,183	$6,595	$5,183	$11,855
Tonnes of ore processed (thousands of tonnes)	363	476	363	988
Minesite costs per tonne (US$)(vii)	$14	$14	$14	$12

Meadowbank Mine - Minesite Costs per Tonne

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
(thousands of United States dollars, except as noted)	June 30, 2013		June 30, 2012		June 30, 2013		June 30, 2012
Production costs	$90,136		$81,639			$183,725	$158,646
Adjustments:
Inventory adjustment(vi)	1,227		51		2,129		5,480
Non-cash reclamation provision	(387)		(395)		(780)		(789)
Stripping costs(v)	(6,921)		(1,441)		(13,045)		(1,663)
Minesite operating costs	$84,055		$79,854			$172,029	$161,674
Minesite operating costs (thousands of C$)	C$	85,752	C$	80,678	C$	174,353	C$	162,408
Tonnes of ore milled (thousands of tonnes)	1,029		901		2,048		1,788
Minesite costs per tonne (C$)(vii)	C$	83	C$	90	C$	85	C$	91

(i)             Excludes the Kittila mine’s results for the second quarter of 2013. Due to scheduled maintenance, the Kittila mine only operated for 16 days during the second quarter of 2013.

(ii)          Excludes results for the first quarter of 2013 due to the temporary suspension of active leaching at the Creston Mascota deposit at Pinos Altos between October 1, 2012 and March 13, 2013.

(iii)       Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(iv)      Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management also uses this measure to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(v)         The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company’s peers within the mining industry.

(vi)      This inventory adjustment reflects production costs associated with unsold concentrates.

(vii)   Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the interim unaudited consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

Note Regarding Certain Measures of Performance

This press release presents financial performance measures, including “total cash costs per ounce of gold produced”, “minesite costs per tonne” and “all-in sustaining costs”, that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year-over-year comparisons. However, each of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. Reconciliations of the Company’s total cash costs per ounce of gold produced and minesite costs per tonne financial performance measures to comparable financial measures calculated and presented in accordance with US GAAP are detailed above.

Forward-Looking Statements

The information in this news release has been prepared as at July 24, 2013. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “possible”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine estimates, production estimates, total cash costs per ounce, minesite costs per tonne and all-in sustaining costs estimates, cash flows, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, expansion projects, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s ability to fund its current pipeline of projects; the impact of maintenance shutdowns; the Company’s goal to build a mine at Meliadine; the Company’s ability to complete construction and bring into production mines at Goldex or La India; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle contained in this news release, which may prove to be incorrect include, but are not limited to the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s current expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s current expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Scientific and Technical Information

The geological content of this press release has been prepared under the supervision of, and reviewed by, Alain Blackburn, Ing., Senior Vice-President, Exploration and a “Qualified Person” for the purposes of NI 43-101.

Additional information about the Lapa mine that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports in respect of the Lapa mine filed on June 8, 2006, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F.